================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                  For the fiscal year ended December 31, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                   For the transition period from        to

                        Commission File Number 1-13565

                 ENCOMPASS 401 (K) SAVINGS AND RETIREMENT PLAN
                           (Full title of the plan)

                        ENCOMPASS SERVICES CORPORATION
                         3 Greenway Plaza, Suite 2000
                             Houston, Texas 77046
            (Name of issuer of securities held pursuant to the plan
                and address of its principal executive office)

================================================================================

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Schedules

                          December 31, 2001 and 2000

                  (With Independent Auditors' Report Thereon)

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

                               TABLE OF CONTENTS

                                                                                                    Page
-                                                                                                   ----
Independent Auditors' Report.......................................................................   1
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000..............   2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001   3
Notes to Financial Statements......................................................................   4
Schedule H, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2001..............   8
Schedule G, Part III--Schedule of Nonexempt Transactions...........................................  11

   Schedules not listed above are omitted because of the absence of conditions under which they are required.

                         INDEPENDENT AUDITORS' REPORT

To the Compensation Committee of the
  Board of Directors of Encompass Services Corporation:

   We have audited the accompanying statements of net assets available for plan benefits of the Encompass 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i--Schedule of Assets (Held at End of Year) and supplemental Schedule G, Part III--Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 28, 2002

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          December 31, 2001 and 2000

                                                         December 31, December 31,
                                                             2001         2000
                                                         ------------ ------------
Assets:
   Pooled separate accounts............................. $186,364,747 $216,240,670
   Guaranteed income fund...............................   88,908,519   68,963,001
   Common stock.........................................    5,170,801    6,393,347
   Self-directed accounts...............................    1,759,506    2,353,108
   Participant loans receivable.........................    9,149,409    7,181,446
                                                         ------------ ------------
          Total investments.............................  291,352,982  301,131,572
                                                         ------------ ------------
   Receivables:
       Employer's contributions.........................    3,548,940    4,357,730
       Participants' contributions......................    3,569,686    3,013,996
                                                         ------------ ------------
          Total receivables.............................    7,118,626    7,371,726
                                                         ------------ ------------
          Total assets..................................  298,471,608  308,503,298
Liabilities--excess contributions refundable............      703,288      413,925
                                                         ------------ ------------
          Net assets available for plan benefits........ $297,768,320 $308,089,373
                                                         ============ ============



                See accompanying notes to financial statements.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         Year ended December 31, 2001

Additions to net assets attributed to:
   Investment income (loss):
       Net realized and unrealized depreciation in fair value of investments..... $(42,026,728)
       Interest and dividends....................................................    4,960,115
                                                                                  ------------
          Total investment loss..................................................  (37,066,613)
                                                                                  ------------
   Contributions:
       Employer's................................................................   17,663,170
       Participants'.............................................................   38,400,232
       Rollovers.................................................................    1,899,282
                                                                                  ------------
          Total contributions....................................................   57,962,684
                                                                                  ------------
   Transferred assets from other plans, net......................................    1,801,362
                                                                                  ------------
          Total additions........................................................   22,697,433
                                                                                  ------------
Deductions from net assets attributed to:
   Benefits paid to participants.................................................   32,698,499
   Administrative expenses.......................................................      319,987
                                                                                  ------------
          Total deductions.......................................................   33,018,486
                                                                                  ------------
          Net decrease in net assets available for plan benefits.................  (10,321,053)
Net assets available for plan benefits:
   Beginning of year.............................................................  308,089,373
                                                                                  ------------
   End of year................................................................... $297,768,320
                                                                                  ============



                See accompanying notes to financial statements.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2001 and 2000

(1)  Description of Plan

   The following description of the Encompass 401(k) Savings and Retirement Plan (formerly known as the GroupMAC Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

  (a)  General

   Encompass Services Corporation (formerly known as Group Maintenance America Corp.) (the Company) adopted the Plan on January 1, 1999. The Plan is a defined contribution plan for which contributions may be made by the Company and participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Several of the Company's subsidiaries previously maintained other qualified profit sharing and 401(k) plans, which were merged into the Plan during 2001, 2000 and 1999. Effective December 29, 2000 all of the assets of the Building One Employee Savings 401(k) Plan (the Building One Plan) were transferred into the Plan. Effective January 1, 2001, the Plan was amended and the name was changed to the Encompass 401(k) Savings and Retirement Plan.

  (b)  Eligibility

   All hourly and salaried active employees over the age of 18 are eligible to participate in the Plan after 90 days of service, or one year for employees not regularly scheduled to work at least 30 hours per week. The Plan does not allow for labor union members to participate unless their collective bargaining agreement (or contract) provides for coverage under the Plan.

  (c)  Contributions

   Participants of the Plan may contribute, on a tax-deferred basis, up to 15% of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code of 1986, as amended (IRC) ($10,500 per participant in 2001). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match varies for each participating subsidiary (refer to the Plan document for more complete information). The Company may make profit sharing contributions to the Plan in amounts determined by the Company. Profit sharing amounts may vary based on each participating subsidiary.

  (d)  Participant Accounts

   Each participant's account is credited with the participant's and Company's matching contributions and allocations of (a) any discretionary contributions and (b) Plan earnings or losses, net of administrative expenses. Allocations are based on participants earnings or account balances, as defined, the benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  (e)  Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested in the Company's matching and profit sharing contribution portion of their accounts plus actual earnings thereon after completing one year of service, as defined in the Plan document. Additionally, participants will fully vest upon reaching the normal retirement age or becoming permanently disabled.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

  (f)  Investment Options

   Upon enrollment in the Plan, a participant may direct contributions into various investment options offered by the Plan. The Plan currently offers 15 pooled separate accounts, a guaranteed income fund and Encompass Services Corporation common stock. Prior to January 2000, participants were also able to direct contributions into CIGNA Direct, a self-directed brokerage account. However, additional contributions into CIGNA Direct were suspended as of January 2000. Participants may change their investment options at any time.

  (g)  Participant Loans Receivable

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 minus the highest outstanding balance of their total Plan loans during the past 12 months, or (b) 50% of their vested account balance. Loans are due within five years or up to 15 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable and fair rate based on the prevailing rates charged by reputable financial institutions. Principal and interest are paid at least quarterly.

  (h)  Payment of Benefits

   On termination of service due to death, disability or retirement, a participant or his or her beneficiary may elect to receive their vested interest in his or her account by (a) a lump-sum in cash or common stock of the Company if applicable, (b) a rollover to another qualified distributee, or (c) a combination of the above. Upon determination of financial hardship, as defined by the Plan document, participants may withdraw the vested amount of their contributions and the Company matching and discretionary contributions subject to certain restrictions.

  (i)  Forfeited Accounts

   At December 31, 2001 and 2000, forfeited nonvested accounts totaled $666,357 and $200,301, respectively. Of this amount $101,398 and $38,619 were used by the Company to pay Plan expenses during 2001 and 2000, respectively, and $564,959 and $161,682 were used to reduce Company contributions during 2001 and 2000, respectively.

(2)  Summary of Significant Accounting Policies

  (a)  Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting.

  (b)  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of changes in Plan net assets during the reporting period. Actual results could differ from those estimates.

  (c)  Investments Valuation and Income Recognition

   The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. The Plan's Guaranteed Income Fund is stated at contract value, which approximates fair value. The Company's common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  (d)  Payment of Benefits

   Benefits are recorded when paid.

(3)  Investments

      As of December 31, 2001 and 2000, the following investments were in excess of 5% of net assets available for plan benefits:

                                                       2001        2000
                                                    ----------- -----------
    CIGNA Guaranteed Income Fund................... $88,908,519 $68,963,001
    INVESCO Dynamics Account.......................  26,140,843  39,382,110
    Janus Worldwide Account........................  24,797,509  30,465,396
    Putnam Charter Large Company Stock--Growth Fund  39,594,856  57,593,609
    CIGNA Charter Growth & Income Fund.............  21,832,034  26,517,001
    CIGNA Lifetime 40..............................  14,846,655  17,692,299

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $42,026,728 as follows:

                      Pooled separate accounts $39,660,358
                      Common stock............   1,907,129
                      Self-directed accounts..     459,241
                                               -----------
                                               $42,026,728
                                               ===========

(4)  Investment Contract with Insurance Company

   The Guaranteed Income Fund is classified as an unallocated insurance contract, not a guaranteed investment contract. This fund is considered a Declared Rate Fund and offers a full guarantee of principal and interest. Interest rates are declared in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). CIGNA's Guaranteed Income Fund does not have a maturity date or penalties for early withdrawal. CIGNA values the Guaranteed Income Fund at contract value, which best approximates fair value.

(5)  Risk and Uncertainties

   The Plan provides for various investments in Company common stock, pooled separate accounts, a guaranteed income fund and other securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(6)  Encompass Common Stock

   Each participant is entitled to exercise voting rights attributable to the Encompass common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

(7)  Tax Status

   The Plan has filed for a tax determination letter with the Internal Revenue Service but has not received a response as of June 28, 2002. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(8)  Related Party Transactions

   The Plan engages in transactions involving the acquisition or disposition of units of participation in funds managed by CG Trust, the trustee of the Plan (the Trustee). The Plan also has investments in the Company's common stock. Therefore, these transactions qualify as parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(9)  Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to receive payment of their vested account balances.

(10)  Nonexempt Transaction

   During the year ended December 31, 2001, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor Regulation 29 CFR 2510.g-102, thus constituting a nonexempt transaction between the Plan and Company. The Company provided to the Plan additional contributions of $61,007 to correct these oversights.

(11)  Reconciliation of Financial Statements to Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                    December 31, December 31,
                                                                        2001         2000
                                                                    ------------ ------------
Net assets available for plan benefits per the financial statements $297,768,320 $308,089,373
Accrued benefit payments...........................................           --       (8,859)
                                                                    ------------ ------------
Net assets available for plan benefits per the Form 5500........... $297,768,320 $308,080,514
                                                                    ============ ============

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                Year ended
                                                               December 31,
                                                                   2001
                                                               ------------
    Benefits paid to participants per the financial statements $32,698,499
    Accrued benefit payments, end of year.....................      (8,859)
                                                               -----------
    Benefits paid to participants per the Form 5500........... $32,689,640
                                                               ===========

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
                               December 31, 2001

   Identity of issue, borrower,                                                                    Current
     lessor or similar party                         Description of Investment                      value
----------------------------------- ------------------------------------------------------------ -----------
*Connecticut General Life Insurance CIGNA Guaranteed Income Fund                                 $88,823,220
*Connecticut General Life Insurance INVESCO Dynamics Account                                      26,140,843
*Connecticut General Life Insurance Janus Worldwide Account                                       24,797,509
*Connecticut General Life Insurance CIGNA Lifetime 20                                              4,052,930
*Connecticut General Life Insurance CIGNA Lifetime 30                                              5,704,153
*Connecticut General Life Insurance CIGNA Lifetime 40                                             14,846,655
*Connecticut General Life Insurance CIGNA Lifetime 50                                              2,935,390
*Connecticut General Life Insurance CIGNA Lifetime 60                                                968,756
*Connecticut General Life Insurance Putnam Charter Large Company Stock--Growth Fund               39,594,856
*Connecticut General Life Insurance CIGNA Charter Growth & Income Fund                            21,832,034
*Connecticut General Life Insurance Fiserve Securities Inc. Interest Bearing Cash                    207,819
*Connecticut General Life Insurance Allergan Inc--Common Stock                                         3,753
*Connecticut General Life Insurance American Century Equity Growth--Valuation of Int.
                                      Investment                                                      34,201
*Connecticut General Life Insurance American Century International--Valuation of Int. Investment       6,824
*Connecticut General Life Insurance American Century Target--Valuation of Int. Investment              3,102
*Connecticut General Life Insurance American Century Ultra Fund--Valuation of Int. Investment          3,551
*Connecticut General Life Insurance American Century Utilities--Valuation of Int. Investment           4,265
*Connecticut General Life Insurance AMX Corporation--Common Stock                                        816
*Connecticut General Life Insurance AOL Time Warner Inc--Common Stock                                 16,050
*Connecticut General Life Insurance At Home Corp--Common Stock                                             4
*Connecticut General Life Insurance Avaya Inc--Common Stock                                              948
*Connecticut General Life Insurance BEA Systems Inc--Common Stock                                      1,078
*Connecticut General Life Insurance Berger New Generation Fund--Valuation of Int. Investment           9,543
*Connecticut General Life Insurance Berkshire Hathaway Inc--Common Stock                              27,775
*Connecticut General Life Insurance Cendant Corp--Common Stock                                         4,903
*Connecticut General Life Insurance Circuit City Stores Inc--Common Stock                              5,190
*Connecticut General Life Insurance Cisco Systems Inc--Common Stock                                   26,549
*Connecticut General Life Insurance Citizens Emerging Growth Fund--Valuation of Int. Investment        2,779
*Connecticut General Life Insurance Credit Suisse Warburg Pincus--Valuation of Int. Investment           905
*Connecticut General Life Insurance Credit Suisse Warburg Pincus--Valuation of Int. Investment        14,237
*Connecticut General Life Insurance Credit Suisse Warburg Pincus--Valuation of Int. Investment        11,618
*Connecticut General Life Insurance Danka Business Systems Plc--Common Stock                          10,100
*Connecticut General Life Insurance Dell Computer Inc--Common Stock                                    2,718
*Connecticut General Life Insurance Diamond Tr Unit Ser I--Common Stock                                9,980
*Connecticut General Life Insurance Disney Walt Co--Common Stock                                       4,144
*Connecticut General Life Insurance Domini Social Equity Fund--Valuation of Int. Investment            5,510
*Connecticut General Life Insurance Dreyfus Founders Discovery--Valuation of Int. Investment          10,543
*Connecticut General Life Insurance Dreyfus Premier Worldwide--Valuation of Int. Investment            3,849
*Connecticut General Life Insurance Eaton Vance Worldwide Health--Valuation of Int. Investment         5,958
*Connecticut General Life Insurance Eclipse Indexed Equity Fund--Valuation of Int. Investment          3,722
*Connecticut General Life Insurance EMC Corp Mass--Common Stock                                        1,344
*Connecticut General Life Insurance Emulux Corp. Com New--Common Stock                                 4,346
*Connecticut General Life Insurance Encompass Services Corporation--Common stock                       1,378
*Connecticut General Life Insurance Enterprise Internet Fund--Valuation of Int. Investment             7,372
*Connecticut General Life Insurance Ericsson L M Tel Co--Common Stock                                  4,176
*Connecticut General Life Insurance Exodus Communications Inc.--Common Stock                              20
*Connecticut General Life Insurance Federated High Yield Trust--Valuation of Int. Investment           2,516
*Connecticut General Life Insurance Federated International Equity--Valuation of Int. Investment       1,509
*Connecticut General Life Insurance Federated Kaufmann Fund--Valuation of Int. Investment              7,146
*Connecticut General Life Insurance Fidelity Asset Manager Growth--Valuation of Int. Investment        9,045

   Identity of issue, borrower,                                                                  Current
     lessor or similar party                         Description of Investment                    value
----------------------------------- ------------------------------------------------------------ -------
*Connecticut General Life Insurance First American Technology Fund--Valuation of Int. Investment   3,681
*Connecticut General Life Insurance Gabelli Global Growth Fund--Valuation of Int. Investment      16,888
*Connecticut General Life Insurance Gabelli Global--Valuation of Int. Investment                  12,565
*Connecticut General Life Insurance Gabelli Growth Fund--Valuation of Int. Investment             44,068
*Connecticut General Life Insurance General Electric Company--Common Stock                        14,028
*Connecticut General Life Insurance Globalstar Telecommunications--Common Stock                       57
*Connecticut General Life Insurance Harbor Capital Appreciation--Valuation of Int. Investment     45,500
*Connecticut General Life Insurance Hewlett-Packard Incorporated--Common Stock                     6,162
*Connecticut General Life Insurance Homestore.Com Inc--Common Stock                                  591
*Connecticut General Life Insurance ICN Pharmaceuticals Inc New--Common Stock                      3,350
*Connecticut General Life Insurance Intel Corporation--Common Stock                               12,328
*Connecticut General Life Insurance Intl Business Machs Corp--Common Stock                        36,288
*Connecticut General Life Insurance Invesco Leisure Fund--Valuation of Int. Investment             9,833
*Connecticut General Life Insurance Invesco Small Company Growth--Valuation of Int. Investment    23,384
*Connecticut General Life Insurance Invesco Technology Fund--Valuation of Int. Investment          6,881
*Connecticut General Life Insurance Invesco Telecommunications--Valuation of Int. Investment       5,876
*Connecticut General Life Insurance Investec China & Hong Kong--Valuation of Int. Investment       3,768
*Connecticut General Life Insurance Janus Core Equity Fund--Valuation of Int. Investment          12,719
*Connecticut General Life Insurance Janus Enterprise Fund--Valuation of Int. Investment           33,773
*Connecticut General Life Insurance Janus Flexible Income Fund--Valuation of Int. Investment       2,834
*Connecticut General Life Insurance Janus Global Life Sciences--Valuation of Int. Investment      84,195
*Connecticut General Life Insurance Janus Global Technology Fund--Valuation of Int. Investment    26,782
*Connecticut General Life Insurance Janus Growth & Income Fun--Valuation of Int. Investment       26,387
*Connecticut General Life Insurance Janus High Yield Fund--Valuation of Int. Investment           13,802
*Connecticut General Life Insurance Janus Mercury Fund--Valuation of Int. Investment             123,714
*Connecticut General Life Insurance Janus Olympus Fund--Valuation of Int. Investment             118,785
*Connecticut General Life Insurance Janus Special Situations Fund--Valuation of Int. Investment   23,039
*Connecticut General Life Insurance Janus Strategic Value Fund--Valuation of Int. Investment      18,041
*Connecticut General Life Insurance Janus Twenty Fund--Valuation of Int. Investment                2,573
*Connecticut General Life Insurance JDS Uniphase Corp--Common Stock                                2,023
*Connecticut General Life Insurance Krispy Kreme Doughnuts Inc--Common Stock                       5,834
*Connecticut General Life Insurance Lenox Polymers Ltd--Common Stock                              12,000
*Connecticut General Life Insurance Loomis Sayles International--Valuation of Int. Investment      5,986
*Connecticut General Life Insurance LSI Logic Corporation--Common Stock                              947
*Connecticut General Life Insurance Lucent Technologies Inc--Common Stock                          6,773
*Connecticut General Life Insurance Managers Capital Appreciation--Valuation of Int. Investment   60,411
*Connecticut General Life Insurance Marisco 21st Century Fund--Valuation of Int. Investment        6,214
*Connecticut General Life Insurance Marisco Focus Fund--Valuation of Int. Investment              32,786
*Connecticut General Life Insurance Marisco Growth and Income Fund--Valuation of Int.
                                      Investment                                                     503
*Connecticut General Life Insurance MCData Corporation CL A--Common Stock                             74
*Connecticut General Life Insurance Merck & Company Incorporated--Common Stock                     2,940
*Connecticut General Life Insurance Microsoft Corp--Common Stock                                  77,910
*Connecticut General Life Insurance Mirant-- Common Stock                                          2,403
*Connecticut General Life Insurance Munder Framlington Healthcare--Valuation of Int. Investment    4,626
*Connecticut General Life Insurance Munder Net Net Fund Class A--Valuation of Int. Investment      4,397
*Connecticut General Life Insurance Neuberger & Berman Partners--Valuation of Int. Investment     25,043
*Connecticut General Life Insurance Nokia Corp Sponsored ADR--Common Stock                        18,765
*Connecticut General Life Insurance Oracle Corp--Common Stock                                      5,869
*Connecticut General Life Insurance Owens Corning--Common Stock                                    1,710
*Connecticut General Life Insurance PBHG New Opportunities--Valuation of Int. Investment           1,093
*Connecticut General Life Insurance PBHG Select Equity Fund--Valuation of Int. Investment          9,191
*Connecticut General Life Insurance PBHG Technology And--Valuation of Int. Investment              4,872
*Connecticut General Life Insurance Pilgrim GNMA Income Fund--Valuation of Int. Investment         2,953

   Identity of issue, borrower,                                                                   Current
     lessor or similar party                         Description of Investment                     value
----------------------------------- ----------------------------------------------------------- ------------
*Connecticut General Life Insurance Red Hat Inc.--Common Stock                                           256
*Connecticut General Life Insurance RF Micro Devices Inc--Common Stock                                29,922
*Connecticut General Life Insurance RS Diversified Growth Fund--Valuation of Int. Investment          11,822
*Connecticut General Life Insurance RS Emerging Growth Fund--Valuation of Int. Investment             36,569
*Connecticut General Life Insurance RS Internet Age Fund--Valuation of Int. Investment                 8,300
*Connecticut General Life Insurance RS Smaller Company Growth Fund--Valuation of Int.
                                    Investment                                                         1,900
*Connecticut General Life Insurance Siebel Systems Inc--Common Stock                                   2,183
*Connecticut General Life Insurance Sovereign Bancorp Inc.--Common Stock                              48,960
*Connecticut General Life Insurance Strong Advantage Fund--Valuation of Int. Investment               23,416
*Connecticut General Life Insurance Strong Corporate Bond Fund--Valuation of Int. Investment           3,314
*Connecticut General Life Insurance Strong Growth 20 Fund--Valuation of Int. Investment               12,105
*Connecticut General Life Insurance Sun Microsystems Inc--Common Stock                                 3,690
*Connecticut General Life Insurance Susquehanna Bancshares Inc P--Common Stock                        20,850
*Connecticut General Life Insurance T. Rowe Price Dividend Growth--Valuation of Int. Investment       17,723
*Connecticut General Life Insurance T. Rowe Price International--Valuation of Int. Investment          2,933
*Connecticut General Life Insurance Tellabs Incorporated--Common Stock                                 2,992
*Connecticut General Life Insurance Texas Instruments Inc--Common Stock                                2,660
*Connecticut General Life Insurance Third Avenue Value Fund--Valuation of Int. Investment              5,457
*Connecticut General Life Insurance Van Wagoner Mid-Cap Fund--Valuation of Int. Investment             2,059
*Connecticut General Life Insurance Vanguard Index Trust S & P--Valuation of Int. Investment           2,225
*Connecticut General Life Insurance Vertical Computer Systems Inc.--Common Stock                          52
*Connecticut General Life Insurance Williams Communications Group--Common Stock                          193
*Connecticut General Life Insurance Williams Companies--Common Stock                                   2,552
*Connecticut General Life Insurance WorldCom Inc. GA New--Common Stock                                   114
*Connecticut General Life Insurance WorldCom Inc. WorldCom Group--Common Stock                         3,379
*Connecticut General Life Insurance Wyndham Intl CL A--Common Stock                                      168
*Connecticut General Life Insurance Xerox Corp--Common Stock                                           5,210
*National Financial Services Corp.  Encompass Services Corporation Common Stock                    5,170,801
*Connecticut General Life Insurance Levin Charter Large Company Stock Value I                      2,387,756
*Connecticut General Life Insurance INVESCO Tech Account--Investment Shares                          814,540
*Connecticut General Life Insurance CIGNA Charter Large Company Stock Index Fund                   9,512,040
*Connecticut General Life Insurance Berger Charter Small Company Stock Value I                    10,813,250
*Connecticut General Life Insurance Timesquare Charter Small Company Stock Growth Fund             9,224,293
*Connecticut General Life Insurance State Street Global Advance Interim Bond Fund                 12,739,743
*Connecticut General Life Insurance Cash Transaction Account                                          85,299
*Participant loans                  Interest rates between 5.75% to 12.5%                          9,149,409
                                                                                                ------------
                                                                                                $291,352,982
                                                                                                ============

--------
* Indicates party-in-interest transactions

See accompanying independent auditors' report.

                 ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN

           Schedule G, Part III--Schedule of Nonexempt Transactions
                     For the year ended December 31, 2001

                                                                             Additional interest
Transaction number           Description of prohibited transaction            paid by employer
------------------ --------------------------------------------------------- -------------------
 (I)               The Company remitted participant contributions to the     $            61,007
                   Trustee over a time period that exceeded 15 business days
                   past the end of the month in which the contributions were
                   withheld.


See accompanying independent auditors' report.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Encompass 401(k) Savings and Retirement Plan Committee, the administrator of the Encompass 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ENCOMPASS 401(K) SAVINGS AND
                                            RETIREMENT Plan

                                          By: /s/ GRAY H. MUZZY
                                             ----------------------------------
                                          Name: Gray H. Muzzy
                                          Title: Member, Encompass 401(k)
                                            Savings and
                                                Retirement Plan Committee

Date: July 1, 2002